                                                                                                        Exhibit 99(a)(5)(S)

Press Release May 10, 2006
E.ON committed to value-enhancing growth

•  Positive performance continues in first quarter

•  Company remains optimistic on full year results

In the first quarter of 2006 the E.ON Group continued its positive earnings development. E.ON grew sales by 37 percent year-on-year to €21.5 billion (prior year: €15.8 billion) and adjusted EBIT[1] by 6 percent to €2,534 million (€2,390 million). Net income (after taxes and minority interests) also surpassed the high prior-year figure, advancing by 18 percent to €1,718 million (€1,459 million).

Consolidation effects and cold weather key positive factors

The Central Europe market unit increased adjusted EBIT by 10 percent to €1,413 million (€1,281 million). The advance is primarily attributable to the inclusion of newly consolidated subsidiaries in Bulgaria and Romania, temperature-driven increases in natural gas sales volumes, and higher average prices for electricity and natural gas in the wake of the global increase in raw materials and energy prices. Pan-European Gas grew adjusted EBIT by 57 percent to €733 million (€467 million). Contributing to the increase were higher sales volumes caused by colder winter weather, consolidation effects, and an improved upstream business. Pan-European Gas's first-quarter results were adversely affected by the increase in light heating oil prices, since procurement prices respond to changes in light heating oil prices faster than sales prices. However, this effect was less pronounced than in prior-year period. The U.K. market unit's adjusted EBIT fell by 86 percent to €38 million (€268 million). Natural gas supply issues and cold weather led to considerably higher natural gas procurement costs in the United Kingdom. Nordic's adjusted EBIT rose by 5 percent from €287 million to €300 million, in part due higher spot electricity prices. U.S. Midwest's adjusted EBIT declined by 8 percent from

E.ON AG
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D-40479 Düsseldorf

For information
please contact:

Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629

Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

Press Release E.ON AG, May 10, 2006	Page 2 of 3

€100 million to €92 million. Higher costs associated with new market regulations in the transmission business constituted the main factor.

Outlook confirmed

E.ON continues to expect its adjusted EBIT for 2006 to slightly surpass the high prior-year level. However, the company will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on its successful Viterra and Ruhrgas Industries disposals.

E.ON CEO Wulf H. Bernotat said: "Our first-quarter earnings development confirms again that we were right to focus on our core power and gas business. Now a top priority is to achieve value-enhancing growth in our core business." By acquiring Endesa, a Spanish energy utility, E.ON aims to tap attractive growth markets in Southern Europe and South America. In late April the European Commission issued an unconditional antitrust approval for E.ON's acquisition of Endesa. The national approvals process conducted by the CNE, Spain's energy regulator, is currently under way.

In addition, E.ON continues to negotiate with Gazprom about acquiring a stake in Yushno Russkoye gas field in order to strengthen its position in natural gas procurement.

1) Non-GAAP financial measure; for a reconciliation to net income, see the E.ON Interim Report 1/2006, page 8.

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of

Press Release E.ON AG, May 10, 2006	Page 3 of 3

the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, in its interim report or on its website at www.eon.com or www.eon.info.  Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.